Exhibit 99.1

Press Release

Sanofi Enters Next Chapter of Play to Win Strategy

☐	Increases investments in its pipeline to fully realize long-term growth potential, bolstered by successful launches and R&D progress.

☐	Launches strategic cost initiatives, with most of the savings to be reallocated to fund innovation and growth drivers.

☐	Announces intention to separate the Consumer Healthcare Business at the earliest in Q4 2024 via the creation of a publicly listed entity headquartered in France.

☐	Reiterates capital allocation policy and 2023 Business EPS growth target, and provides preliminary 2024 and 2025 outlook.

Paris, October 27, 2023. Sanofi today provided a comprehensive update regarding its Play to Win strategy. This strategy continues to focus on the critical goals of executing transformative medicine and vaccines launches, driving agile and efficient resource deployment and enhancing R&D productivity. To that end, Sanofi announced plans to increase its R&D investments to fully realize its pipeline potential, drive long-term growth and enhance shareholder value. The Company also announced its intention to separate its Consumer Healthcare Business enabling greater management focus and resource allocation to the needs of the Biopharma business, where value-creating opportunities and longer-term operational levers have been identified to support the accelerated R&D investments. Sanofi reiterates its financial guidance for 2023 and provides a preliminary outlook for 2024 and 2025 that reflects this new chapter of its strategy.

Paul Hudson

Chief Executive Officer, Sanofi

“We have made tremendous progress on our Play to Win strategy by bringing new and transformative products to market and building an industry-leading immunology pipeline, evidenced by our recent, strong flow of positive R&D data readouts. In this new chapter of our strategy, we are deepening our investment in R&D, taking steps toward becoming a pure play biopharma company, and further optimizing our cost structure. This will help us accelerate innovation and strengthen our growth drivers, while ensuring long-term profitability and enhancing shareholder value. We are excited to build on the success of our strategy and confident in the long-term value our investments will generate for all Sanofi stakeholders.”

Play to Win Achievements Since 2019

Sanofi’s multi-year Play to Win strategy, which focused on growth, innovation, and efficiency, has positioned Sanofi for long-term success and achieved significant progress since 2019, including:

☐	Achieving 13 consecutive quarters of growth

☐	Successfully scaling Dupixent® to be among the world’s leading medicines with Q3 2023 annualized sales nearing €11 billion

☐	Building a high-growth Vaccines business, which delivered mid- to high-single digit sales growth since 2018, with at least five new programs expected to enter Phase 3 by 2025

☐	Successfully launching six new molecular entities in the last two years (Xenpozyme®, Nexviazyme®, Enjaymo®, ALTUVIIIO®, TZIELD® and Beyfortus®)

☐	Developing an industry-leading immunology and strong neuro-inflammation pipeline, with currently 7 assets in mid- to late-stage development, each with a peak sales potential of at least €2 to €5 billion (itepekimab, tolebrutinib, amlitelimab, frexalimab, rilzabrutinib, SAR443765 (IL13/TSLP), SAR441566 (oral TNFi))

☐	Executing a €2.7 billion cost savings plan to reinvest in the Company’s growth drivers

☐	Investing in over 25 value-creating business development and M&A deals to further strengthen Sanofi’s pipeline

☐	Streamlining Consumer Healthcare product portfolio to focus on priority brands

☐	Significantly improving BOI[4] and free cash flow

Strengthening the Pipeline through Increased R&D Investment

Sanofi’s strategic mission is to transform the practice of medicine through breakthrough science that improves people’s lives. To that end, the Company is accelerating its R&D investments to deliver high-value innovation.

These further investments will strengthen and sustain the Company’s long-term trajectory of profitable growth by fueling existing or new clinical development.

As previously announced, Sanofi will host an R&D Day for investors in New York City on December 7, 2023, where the Company will provide further insights into its pipeline and new growth avenues. The meeting will include presentations from Sanofi’s new Head of R&D, Houman Ashrafian, as well as key members from the research and development teams.

Houman Ashrafian

Head of Research and Development, Sanofi

“This is an exciting and important moment for Sanofi’s R&D journey, as we double down on our investments from a position of strength in order to unlock our pipeline’s full potential. Our investments will follow Sanofi’s strategy of transforming medicine through breakthrough science, enabling greater access to medicines and vaccines that benefit the patients and communities we serve. We are committed to investing in innovation with discipline, and we will reallocate resources, further prioritizing first and or best in class medicines to help fund our future growth. We look forward to discussing our plan further with investors at our upcoming R&D Day, where we will dig deeper into the compelling science underpinning this opportunity.”

Strategic Cost Initiatives

Sanofi is announcing new steps to further its ongoing effort to improve its cost structure, launching efficiency initiatives across the Biopharma business that will free operational resources to support the accelerated R&D investments and unlock value-creation opportunities. This will include prioritizing its investments in R&D and modernizing its approach to commercial delivery. Sanofi is targeting savings of a total of up to €2 billion from 2024 to the end of 2025, of which most will be reallocated to fund innovation and growth drivers.

Intention to Separate the Consumer Healthcare Business

Following the announcement in December 2019 of the creation of a standalone Global Business Unit, Sanofi’s Consumer Healthcare (“CHC”) has grown into a leading consumer healthcare platform with a presence in 150 countries and over 11,000 employees, dedicated resources in R&D, manufacturing, information technology as well as its distinct sustainability roadmap.

Sanofi announces its intention to separate the CHC Business as it increases its focus on innovative medicines and vaccines. The intended separation will seek to create two entities, each better equipped to pursue its own business strategy, resourcing and capital allocation and enabling each to focus on long-term growth in its respective markets. Sanofi believes that the separation will unlock further opportunities for CHC to leverage its portfolio of leading brands and continue to drive growth and shareholder value.

Julie van Ongevalle

Executive Vice President, Consumer Healthcare Sanofi

“We have achieved significant milestones at Sanofi Consumer Healthcare since we embarked on our journey to become a standalone Global Business Unit within Sanofi. We have adapted our business to the evolving needs of the Consumer Healthcare sector, offered a streamlined yet diverse brand portfolio of science-based products and solutions and achieved the B Corp accreditation as the first large consumer healthcare business in North America. The CHC teams and I look forward to becoming a standalone global leader in the attractive and growing consumer health market, with increased agility and flexibility to grow our portfolio of brands and further address our customers’ needs across categories.”

Sanofi is reviewing potential separation scenarios, but believes that the most likely path would be through a capital markets transaction, by creating a listed entity headquartered in France. The timing is driven by the desire to maximize value creation and reward Sanofi shareholders. Subject to market conditions, the separation could be achieved at the earliest in Q4 2024, following consultation with social partners. Further details will be provided at a later date.

2023 Guidance and Preliminary 2024 and 2025 Outlook1

Sanofi reiterates its 2023 guidance of mid-single digit2 Business EPS growth at constant exchange rates.

As a result of changes to global tax regulations, Sanofi’s effective tax rate is expected to increase from 19% in 2023 to 21% in 2024. Due to the increased R&D investment, Sanofi expects 2024 Business EPS to remain roughly stable to 2023 levels excluding the impact of the expected tax rate change, and therefore decline low-single digits including the higher expected tax rate.

In 2025, Sanofi expects a strong rebound in business EPS growth, driven by continued sales growth supported by its leading franchises, the full benefit from planned efficiency initiatives, and its expectation of relatively stable R&D expenses year on year.

Given Sanofi’s decision to support the full realization of its pipeline’s long-term potential, its continued investment around the new launches, as well as pricing headwinds in General Medicines, the Company will no longer target a 32% BOI4 margin for 2025 while maintaining a focus on long-term profitability.

The company reiterates its goal to generate over €22 billion in sales in immunology, and over €10 billion in sales in vaccines by 20301.

Capital Allocation Reaffirmed

The Company’s capital allocation policy remains unchanged. Sanofi expects to maintain a gradually growing dividend, consistent with its historical dividend policy.

Q3 2023 Earnings Call & Upcoming R&D Day Information

Third quarter 2023 results and the announcements above will be discussed by management during a conference call with the financial community today. The presentation will be followed by a Q&A session. The link to the audio webcast and the corresponding presentation can be found on the Investors Relations section of Sanofi corporate website: www.sanofi.com/investors. A replay will be available shortly after the live webcast.

[1]	2024 and 2025 outlook excludes unforeseen major adverse events and assumes constant exchange rates.

[2]	2022 business EPS was €8.26.

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In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-IFRS financial measure (definition in Appendix 7 of the Q3 press release dated October 27, 2023). The consolidated income statement for Q3 2023 is provided in Appendix 3 of the Q3 press release dated October 27, 2023 and a reconciliation of reported IFRS net income to business net income is set forth in Appendix 4 of the Q3 press release dated October 27, 2023

[4]	See Q3 press releases Appendix 7 for definitions of financial indicators

Sanofi will host an R&D Day for investors and analysts in New York City on December 7, 2023. A live webcast will be available for those unable to attend in person. Event registration details will be forthcoming.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Sanofi Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Sanofi Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 06 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 06 40 56 92 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni | + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 07 85 93 30 17 | nathalie.pham@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, business transformations, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “potential”, “outlook”, “guidance” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete capital markets or other transactions and/or obtain regulatory clearances, risks associated with developing standalone businesses, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and capital market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics, political disruption or armed conflicts or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2022. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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